SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from              to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2009, and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

Date: 06/22/2010	/s/ George Zinn
George Zinn
Member of 401(k) Administrative Committee

/s/ Lisa Brummel
Lisa Brummel
Member of 401(k) Administrative Committee

/s/ William J. Sample
William J. Sample
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009 AND 2008,

AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of Microsoft Corporation Savings Plus 401(k) Plan

Redmond, WA

We have audited the accompanying statements of net assets available for benefits of Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 22, 2010

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments held by trustee, at fair value:
Artisan Mid Cap Account	$335,413,496	$193,313,886
BlackRock LifePath Index 2010	—	7,306,218
BlackRock LifePath Index 2020	53,205,639	33,406,447
BlackRock LifePath Index 2030	104,337,319	60,154,356
BlackRock LifePath Index 2040	108,477,401	57,866,144
BlackRock LifePath Index 2050	14,443,029	3,794,947
BlackRock LifePath Index Retirement	16,992,028	3,080,912
BrokerageLink	124,020,668	57,641,874
Fidelity Contrafund	531,552,481	364,882,686
Fidelity Growth Company Fund	510,278,523	326,763,080
Fidelity Institutional Money Market Fund	336,663,354	304,897,662
Microsoft Common Stock	823,490,291	532,995,459
Oakmark Equity & Income Account	431,842,218	353,352,006
PIMCO Total Return Account	306,905,539	223,702,712
Royce Low Priced Stock Fund	—	157,848,428
Russell International Growth Account	466,675,776	288,989,941
Russell International Value Account	275,597,768	166,650,381
Russell Small/Mid Cap Value Account	249,879,784	—
Vanguard Growth Index Fund	87,479,956	48,908,485
Vanguard Institutional Index Fund	465,275,980	343,809,543
Vanguard Short-Term Bond Index Fund	218,775,279	178,694,872
Vanguard Small-Cap Growth Index Fund	178,889,831	102,376,708
Vanguard Value Index Fund	203,436,769	148,343,245
Participant Loans	62,818,690	55,608,612

Total investments	5,906,451,819	4,014,388,604
Uninvested cash:	1,439,903	914,246
Participant contributions receivable	—	—

Total assets	5,907,891,722	4,015,302,850
LIABILITIES:
Other	57,367	344,566

NET ASSETS AVAILABLE FOR BENEFITS	$5,907,834,355	$4,014,958,284

See notes to the Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2009

	2009	2008	2007
ADDITIONS:
Net investment income (loss):
Interest and dividends	$48,195,146	$60,026,765	$252,823,801
Net increase (decrease) in fair value of investments	1,339,272,143	(2,007,717,994)	356,699,041

Net investment income (loss)	1,387,467,289	(1,947,691,229)	609,522,842

Contributions:
Participant	549,031,610	532,730,419	487,456,090
Employer	178,868,390	167,482,658	147,958,476
Transfers In	10,693,467	25,869,274	3,881,289

Total contributions	738,593,467	726,082,351	639,295,855

Total additions	2,126,060,756	(1,221,608,878)	1,248,818,697

DEDUCTIONS:
Benefits paid to participants	233,184,685	190,843,558	251,919,032

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	1,892,876,071	(1,412,452,436)	996,899,665

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,014,958,284	5,427,410,720	4,430,511,055

End of year	$5,907,834,355	$4,014,958,284	$5,427,410,720

See notes to the Financial Statements.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Microsoft Corporation Savings Plus 401(k) Plan (“Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers included in the Company are Microsoft Corporation; MSNBC Interactive News, LLC; Microsoft Licensing, GP; MOL Corporation; Vexcel Corporation; and Microsoft Online, Inc. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee and subject to the provisions of the Employee Retirement Income Security Act of 1974. The information below summarizes certain aspects of the Plan. This is a summary only; Plan participants should refer to the Plan Document for more complete information.

Accounting Principles: The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Eligibility: Regular and retail services employees of the Company who are on U.S. payroll and have reached age 18 may enroll in the Plan at any time.

Eligible Compensation: Eligible compensation includes wages, salary, bonuses, commissions, and overtime. Compensation does not include, for example, items such as stock awards, any amounts realized on the exercise of Microsoft stock options, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, or any bonuses or expense allowances which are not based upon performance as an employee.

Contributions: Participants may contribute to the Plan on a pre-tax basis and/or on an after-tax Roth basis from 1 percent to 50 percent of their eligible compensation per pay period subject to regulatory limitations. Participants may also contribute from 1 percent to 7 percent of their eligible compensation per pay period in after-tax non-Roth contributions to the Plan. Participants reaching age 50 or older by the end of the Plan year and who are making the maximum regular employee pre-tax and/or after-tax Roth elective contributions to the Plan may also elect to make additional catch-up contributions to the Plan on a pre-tax and/or after-tax Roth basis of 1 percent to 75 percent of their eligible compensation per pay period. Participant contributions may be suspended at any time and reinstated at any subsequent entry date.

The Company will make a pretax matching contribution of $0.50 for every $1.00 (up to a 6 percent combined pre-tax and after-tax Roth contribution rate) contributed. Participants will be matched only on pre-tax and after-tax Roth contributions and will not receive a match on after-tax non-Roth contributions or catch-up contributions. The maximum Company match is 3 percent of the participant’s eligible compensation, subject to regulatory limitations.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans.

ESOP Feature: The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in

Microsoft Common Stock are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft. Participants who are not employed by an employer that is established as a corporation (for example, MSNBC Interactive News, LLC) may not participate in the ESOP but may invest their contributions and earnings in Microsoft Common Stock. Employees that are not eligible to participate in the ESOP feature are not eligible to receive dividends in cash paid directly to them. Instead, dividends paid on contributions and the earnings that accumulate on those contributions will automatically be reinvested in Microsoft Common Stock.

Participant Accounts: Each participant’s account is credited with the allocation of (a) the Participant elective deferrals and the Company’s matching contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant-directed. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Employees are fully vested in all Plan accounts at all times.

Distributions: Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to the following participant account types: pre-tax and after-tax rollover accounts, after-tax accounts, pre-tax contributions, and pre-tax catch-up contributions. A hardship withdrawal will result in a six-month suspension of contributions to the Plan. Active participants may withdraw all, or any portion, of the balance in their accounts after reaching age 59 1/2. Distributions may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Company common stock or cash.

Administrative Expenses: Plan administrative expenses are currently paid by the Company to the extent not offset by expense reimbursements. Certain mutual funds offered in the Plan pay reimbursements back to Fidelity Investments (“Fidelity”), the Plan trustee. These reimbursements are in turn used to pay the trustee for Plan administrative expenses.

Participants are responsible for fees associated with certain transactions such as loan originations and maintenance, Domestic Relations Order qualification, and dividend checks. Participants also pay commission charges for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination: Although it has not expressed an interest to do so, the Company has the right to modify, amend, suspend, or terminate the Plan at any time and for any reason. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties: The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and separately managed accounts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments and Participant Loans: Investment alternatives are recorded at fair value. Participant loans are recorded at principal balance, which approximates fair value. Security transactions are accounted for as of trade date. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

Recently Adopted Accounting Guidance: In January 2009, the Plan adopted guidance issued by the Financial Accounting Standards Board (“FASB”) on disclosures on derivative instruments and hedging activities. The guidance requires additional disclosures about the Plan’s objectives in using derivative instruments and hedging activities, the method of and its related interpretations, and tabular disclosures of the effects of such instruments and related hedged items on our financial position, financial performance, and cash flows. See Note 7 – Derivatives.

Recent Accounting Guidance Not Yet Adopted: In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance will become effective for the Plan reporting period ending December 31, 2010, except for the disclosure on the roll forward activities for Level 3 fair value measurements, which will become effective for the Plan for the reporting period ending December 31, 2011. Other than requiring additional disclosures, we do not expect the adoption of this new guidance to have a material impact on the Plan’s financial statements.

NOTE 2: INVESTMENTS

All contributions to the Plan are held and invested by Fidelity, trustee of the Plan. Participants are responsible for deciding in which of the investment alternatives their account will be invested. Participants can invest their Plan assets in any of the investment alternatives offered. Full descriptions of the investment alternatives can be found in the prospectus (for mutual funds and Microsoft Common Stock) or the investment fact sheet (for all alternatives except Microsoft Common Stock).

Investments that represent 5 percent or more of net assets available for benefits as of December 31, 2009, are as follows:

Investments Held by Trustee	Balance as of December 31, 2009	% of Assets Available for Benefits
Microsoft Common Stock	$823,490,291	14%
Fidelity Contrafund (K)	$531,552,481	9%
Fidelity Growth Company Fund (K)	$510,278,523	9%
Russell International Growth Account	$466,675,776	8%
Vanguard Institutional Index Fund (Plus)	$465,275,980	8%
Oakmark Equity & Income Account	$431,842,218	7%
Fidelity Institutional Money Market Fund	$336,663,354	6%
Artisan Mid Cap Account	$335,413,496	6%
PIMCO Total Return Account	$306,905,539	5%

Investments that represent 5 percent or more of net assets available for benefits as of December 31, 2008, are as follows:

Investments Held by Trustee	Balance as of December 31, 2008	% of Assets Available for Benefits
Microsoft Common Stock	$532,995,459	13%
Fidelity Contrafund (K)	$364,882,686	9%
Oakmark Equity & Income Account	$353,352,006	9%
Vanguard Institutional Index Fund (Plus)	$343,809,543	9%
Fidelity Growth Company Fund (K)	$326,763,080	8%
Fidelity Institutional Money Market Fund	$304,897,662	8%
Russell International Growth Account	$288,989,941	7%
PIMCO Total Return Account	$223,702,712	6%

During 2009, 2008, and 2007, the net increase (decrease) in the fair value of investments was as follows:

	2009	2008	2007
Mutual Funds	$515,293,734	$(969,508,005)	$239,579,194
Common Stock	310,341,505	(420,116,768)	151,329,157
Collective Trusts	56,545,736	(66,018,639)	6,932,411
Separately Managed Accounts	441,798,055	(537,927,801)	(41,141,721)
Brokerage Accounts	15,293,113	(14,146,781)	—

Total net increase (decrease)	$1,339,272,143	$(2,007,717,994)	$356,699,041

NOTE 3: PARTICIPANT LOANS

Loans are available in $100 increments from $1,000 to $49,500. The maximum loan amount is the lesser of (a) 50 percent of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the outstanding balance of all other outstanding loans, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. Participants are limited to two loans – one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years or be less than 12 months. The term of a General Loan may not exceed five years or be less than 12 months.

The interest rate for loans is 1 percent plus the prime rate on corporate loans. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2009 was 4.25 percent to 10.25 percent, maturing at various dates through February 2025. The range of interest rates for outstanding General Loans as of December 31, 2009 was 4.25 percent to 10.25 percent, maturing at various dates through January 2015.

Loan repayments are made through after-tax, semi-monthly payroll deductions. If a participant’s employment terminates and the loan balance is not paid in full by the participant within a 60-day grace period, the loan balance will be defaulted and will become taxable income to the participant. Employees who are terminated due to reduction in force or reorganization have 60 days to elect to continue to make loan repayments. Failure of the employee to setup a loan repayment service during this 60-day window results in a default of the loan.

NOTE 4: TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated March 9, 2006, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the Internal Revenue Code (“IRC”). The determination letter covered Plan amendments adopted from October 25, 2001 through October 10, 2005, and the trust agreement adopted on June 2, 2004. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and, accordingly, no provision for income taxes has been recorded.

NOTE 5: RELATED-PARTY TRANSACTIONS

Certain Plan investments include shares of mutual funds that are managed by Fidelity. Fidelity is the trustee and third party administrator as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Transactions in Microsoft Common Stock also qualify as party-in-interest transactions. At December 31, 2009 the Plan held 27,017,398 shares of Microsoft common stock valued at $823,490,291 and recorded dividend income of $14,444,780 for the year ended December 31, 2009. At December 31, 2008, the Plan held 27,415,316 shares of Microsoft stock valued at $532,955,459 and recorded dividend income of $12,138,309 for the year ended December 31, 2008.

NOTE 6: FINANCIAL INSTRUMENTS

We account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets. Our Level 1 non-derivative investments primarily include U.S. treasuries and agency securities, domestic and international equities, and exchange-traded mutual funds. Our Level 1 derivative assets include those traded on exchanges.

•

Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities. Our Level 2 non-derivative investments consist primarily of mutual funds and U.S. treasuries and agency securities in our Separately Managed Accounts and collective trusts. Our Level 2 derivative assets and liabilities primarily include certain over-the-counter futures contracts.

•

Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

Assets Measured at Fair Value on a Recurring Basis

	Level 1	Level 2	Level 3	Total
December 31, 2009

Assets
Mutual funds	$2,532,352,174	$—	$—	$2,532,352,174
Common stock	823,490,291	—	—	823,490,291
Collective Trusts	—	297,455,415	—	297,455,415
Separately Managed Accounts
Mutual funds	—	247,007,206	—	247,007,206
Commercial paper	—	4,550,000	—	4,550,000
U.S Government and agency securities	182,866,898	41,547,123	—	224,414,021
Foreign government bonds	—	20,894,517	—	20,894,517
Corporate notes and bonds	—	3,972,622	—	3,972,622
Common stock	1,532,470,208	—	—	1,532,470,208
Preferred stock	—	2,180,006	—	2,180,006
Derivative contracts	55,480	1,669,346	—	1,724,826
Brokerage Accounts
Mutual funds	59,154,607	—	—	59,154,607
Certificates of deposit	—	1,007,678	—	1,007,678
U.S Government and agency securities	494,411	—	—	494,411
Corporate notes and bonds	—	1,479,220	—	1,479,220
Common stock	61,077,924	—	—	61,077,924
Preferred stock	—	231,641	—	231,641

Total Assets	$5,191,961,993	$621,994,774	$—	$5,813,956,767

Liabilities
Derivatives	$119,680	$292,064	$—	$411,744

Total	$5,191,842,313	$621,702,710	$—	$5,813,545,023

	Level 1	Level 2	Level 3	Total
December 31, 2008

Assets
Mutual funds	$1,976,524,709	$—	$—	$1,976,524,709
Common stock	532,995,459	—	—	532,995,459
Collective Trusts	—	165,609,024	—	165,609,024
Separately Managed Accounts
Mutual funds	—	216,682,998	—	216,682,998
Commercial paper	—	9,533,465	—	9,533,465
U.S Government and agency securities	181,878,633	—	—	181,878,633
Foreign government bonds	5,798,568	6,101,823	—	11,900,392
Corporate notes and bonds	—	1,173,483	—	1,173,483
Common stock	792,281,784	—	—	792,281,784
Preferred stock	—	2,928,070	—	2,928,070
Derivative contracts	97,802	831,977	—	929,779
Brokerage Accounts
Mutual funds	32,554,023	—	—	32,554,023
Certificates of deposit	—	1,253,165	—	1,253,165
U.S Government and agency securities	232,287	—	—	232,287
Corporate notes and bonds	—	744,684	—	744,684
Common stock	22,737,685	—	—	22,737,685
Preferred stock	120,030	—	—	120,030

Total Assets	$3,545,220,980	$404,858,689	$—	$3,950,079,670

NOTE 7: DERIVATIVES

We use derivative instruments in the Plan to manage risks related to foreign currencies and interest rates; to enhance investment returns for the Plan; and to facilitate Plan portfolio diversification. Our Plan derivatives consist of over-the-counter foreign exchange forward contracts and exchange-traded futures contracts which do not qualify for hedge accounting treatment. The related notional amounts, gross fair values and amounts recognized in earnings were immaterial as of and for the twelve months ended December 31, 2009.

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT

AS OF DECEMBER 31, 2009

		Shares or Units	Cost	Fair Market Value
DESCRIPTION OF ASSETS:
	Artisan Mid Cap Account	35,493,492	$330,948,167	$335,413,496
	BlackRock LifePath Index 2020	4,695,996	50,791,225	53,205,639
	BlackRock LifePath Index 2030	9,537,232	101,034,964	104,337,319
	BlackRock LifePath Index 2040	10,138,075	105,932,489	108,477,401
	BlackRock LifePath Index 2050	1,835,201	12,706,122	14,443,029
	BlackRock LifePath Index Retirement	1,437,566	16,598,054	16,992,028
	BrokerageLink	124,020,668	123,152,614	124,020,668
*	Fidelity Contrafund	9,125,364	423,676,212	531,552,481
*	Fidelity Growth Company Fund	7,401,777	376,925,842	510,278,523
*	Fidelity Institutional Money Market Fund	336,663,354	336,663,354	336,663,354
*	Microsoft Common Stock	27,017,398	567,453,252	823,490,291
	Oakmark Equity & Income Account	42,420,650	417,742,281	431,842,218
	PIMCO Total Return Account	27,087,867	275,327,172	306,905,539
	Russell International Growth Account	66,289,173	580,973,673	466,675,776
	Russell International Value Account	18,583,801	196,752,524	275,597,768
	Russell Small/Mid Cap Value Account	23,640,472	236,509,453	249,879,784
	Vanguard Growth Index Fund	3,202,048	83,021,855	87,479,956
	Vanguard Institutional Index Fund	4,562,424	493,910,854	465,275,980
	Vanguard Short-Term Bond Index Fund	20,995,708	213,845,077	218,775,279
	Vanguard Small-Cap Growth Index Fund	10,616,607	182,048,607	178,889,831
	Vanguard Value Index Fund	10,919,848	224,201,072	203,436,769
*	Participant Loans (interest rates from 4.25 percent to 10.25 percent, maturing through February 2025)			62,818,690

			$5,350,214,863	$5,906,451,819

*	Party-in-interest

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-118764 on Form S-8 of our report dated June 22, 2010, appearing in this Annual Report on Form 11-K of Microsoft Corporation Savings Plus 401(k) Plan for the year ended December 31, 2009.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington

June 22, 2010